Exhibit 99.5

News release...

Date: 29 July 2003
Ref: PR312g

Rio Tinto’s 49.2 per cent owned subsidiary, Palabora Mining Company, issued the following news release in Johannesburg.

Palabora Mining Company Rights Offer

1.	Introduction
Shareholders are referred to previous communications relating to the financing requirements of the company and are advised that the board of directors has resolved to raise additional capital by way of a rights offer of floating rate partially subordinated unsecured redeemable convertible debentures (“convertible debentures”) to shareholders of the company (“the rights offer”). Subject to South African Reserve Bank and other regulatory approvals, the rights offer will be underwritten by the company’s major beneficial shareholder, Rio Tinto plc, and sub-underwritten by Anglo American plc, through their nominated subsidiaries.

2.	The purpose of the rights offer
The purpose of the rights offer is to raise approximately R849 million (before expenses), which will be utilised to service existing debt commitments as well as to allow completion of the underground project and other fixed capital commitments, including enhancements to various plants.

3.	Salient dates relating to the rights offer
The last day to trade in order to participate in the rights offer will be Friday, 15 August 2003.

Shareholders who are recorded in the company’s share register at the close of business on Friday, 22 August 2003, will be entitled to participate in the rights offer.

4.	Salient features of the rights offer
Number of convertible debentures to be offered:	849 465

Ratio of entitlement:	3 convertible debentures for every 100 ordinary shares held on the record date

Rights offer price per convertible debenture:	R1 000

Interest payments:	Semi annual interest payments in arrears at an interest rate of six month JIBAR plus 5%

Conversion:	Convertible into 33.33333 ordinary shares per debenture after the second anniversary of the issue date but before the final maturity date at the option of the debenture holder provided that no redemption notice has been issued.

Redemption:	Redeemable at par in whole (to the extent that conversion has not taken place) but not in part at the option of the company at any time after the first anniversary of issue. The company shall fully redeem at par all outstanding convertible debentures on the third anniversary of the issue.

Cont…/

Rio Tinto plc  6 St James’s Square  London SW1Y 4LD
Telephone 020 7930 2399  Fax 020 7930 3249
REGISTERED OFFICE:  6 St James’s Square  London SW1Y 4LD  Registered in England No. 719885

5.	Conditions precedent
The rights offer is conditional upon, inter alia:
–	the granting by the JSE Securities Exchange South Africa of listings for the letters of allocation pertaining to the convertible debentures and the convertible debentures to be issued pursuant to the rights offer;
–	the registration by the Registrar of Companies of all documents required in respect of the rights offer; and
–	the underwriting agreement becoming irrevocable.

6.	Further announcement
A further announcement setting out the finalisation information relating to the rights offer will be published on or about Friday, 8 August 2003.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations Lisa Cullimore Office: +44 (0) 20 7753 2305 Mobile: +44 (0) 7730 418 385	Media Relations Ian Head Office: +61 (0) 3 9283 3620 Mobile: +61 (0) 408 360 101

Investor Relations Peter Cunningham Office: +44 (0) 20 7753 2401 Mobile: +44 (0) 7711 596 570 Richard Brimelow Office: +44 (0) 20 7753 2326 Mobile: +44 (0) 7753 783 825	Investor Relations Dave Skinner Office: +61 (0) 3 9283 3628 Mobile: +61 (0) 408 335 309 Daphne Morros Office: +61 (0) 3 9283 3639 Mobile: +61 (0) 408 360 764

Website: www.riotinto.com